UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 20 through December 24, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                  KPN and unions negotiate agreement, dated December 20, 2007;

•                  KPN to sell first part of real estate portfolio, dated December 20, 2007;

•                  KPN sells Getronics Spain and Portugal to Tecnocom, dated December 20, 2007;

•                  Completion of EUR 500 mn share repurchase program KPN, dated December 24, 2007.

Press release

KPN and unions negotiate agreement	Date
20 December 2007

Number
088pe

KPN and the unions have reached an understanding about the new collective bargaining agreement to cover the next two years.

The new collective bargaining agreement covers undertakings for salary increases that vary by employee category. With the structural increase capped at 2.5%, there is also a variable remuneration component that, for most employees making target, comes out at 4.25% in 2008 and 5% in 2009.

The new agreement distinguishes between Sales, IT, Retail, Operations and others.

There is also an annual deployment facility allowance worth EUR 1,000 for each employee.

In 2009 a new element will be added to the overall agreement: the collective bargaining allowance. This allowance amounts to 14.8% of the annual salary and may be spent as desired.

Existing allowances such as holiday money and that for the levensloop, the Dutch life course savings scheme, will be amongst those transferred to the collective bargaining allowance.

The unions will put the result of the negotiations to their members at the beginning of next year.

Press release

KPN to sell first part of real estate portfolio	Date
20 December 2007

Number
089pe

KPN envisages to sell part of its real estate portfolio during the first half of 2008. The real estate portfolio consists of local exchanges and other technical assets which become redundant after migration to the new All IP infrastructure.

The 34 assets of the first tranche are located throughout The Netherlands. These buildings are located mainly in the city center region and offer significant redevelopment opportunities.

KPN mandated Deutsche Bank Londen as its advisor in the sales process.

The remaining KPN assets which will become redundant are envisaged to be sold during 2009 and 2010.

Press release

KPN sells Getronics Spain and Portugal to Tecnocom	Date
20 December 2007

Number
090pe

KPN announces that Getronics has today executed the final documentation in relation to the sale of the Getronics activities in Spain and Portugal to Tecnocom, a listed Spanish ICT services company.  This completes the transaction announced by Getronics on 15 June 2007 and will allow Getronics and Tecnocom to create a partnership in the Iberian peninsula. Tecnocom acquires Getronics’ operations in Spain and Portugal for an enterprise value of EUR 87.5 million, taking into account an earn-out component. The total consideration has been paid for 60% in cash at closing and the other 40% will be deferred for approximately 9 months, and could either be paid in cash or Tecnocom shares. If the deferred payment is made in shares, Getronics will potentially obtain an equity stake of more than 10% in Tecnocom and will also get a seat in the Board of Tecnocom.

The combination will create a strong player in the Iberian market and leverages the extensive application services capabilities and resources of Getronics’ Iberian operations, as well as its capabilities in workspace management services. The combination will become the third largest ICT services provider in the Iberian market, with a leading position in the Iberian Financial Services sector. This is the first completion of a major disposal of a non core Getronics asset, following the acquisition of Getronics by KPN.

Press release

Completion of EUR 500 mn share repurchase program KPN	Date
24 December 2007

Number
091pe

Further to the share repurchase program announced on 3 September 2007, KPN announces that, during the week of 17 December to 21 December 2007, it has repurchased 2,619,700 KPN ordinary shares at an average price of EUR 12.10. To date, the repurchase program has been completed. The repurchase program that started on 3 September 2007 has been completed on 20 December 2007. The cancellation of the shares, repurchased during this share repurchase program, is scheduled for the first quarter of 2008. In 2007, a total of 126 million KPN shares has been repurchased at an average price of EUR 11.94.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: January 3, 2008	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel